UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 23, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

CLARIFICATION ON NEWS PUBLISHED IN THE PRESS

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in response to CVM Inquiry No. 163/2021/CVM/SEP/GEA-2, which requested clarification on news article published on the Infomoney website page on the internet on 11/22/2021, hereby informs its shareholders and the market in general:

The news article seems to be based on the widely disseminated news in international and local press, referring to a press release[1] released by TIM S.p.A. ("Telecom Italia") on November 21st, which reports the receipt of an indication of a non-binding indication of interest ("NBO") from the asset management KKR&Co. ("KKR") for the acquisition of at least fifty-one percent (51%) of Telecom Italia shares for the value of €0.505 per share through a possible public offering ("Transaction").

According to the press release, the NBO is conditioned, among other things, to a due diligence that should last four (4) weeks, and the approval of the Italian Government (Golden Power). Additionally, the press release makes no reference to TSA, either about direct or indirect impacts of the NBO on the Company, or to KKR's strategic plans for TSA if the Transaction occurs.

TSA reinforces that it has not received any direct contact or proposal from KKR, or any information or communication on the subject from Telecom Italia or from KKR. Thus, the only information that TSA has about the corporate matters that are in progress at Telecom Italia are those contained in the press release.

In this context, the Company considered that it was not appropriate to disclose a material fact, since the information held by the Company was only the information already made public and widely disseminated by Telecom Italia, at that time without any indication of a direct or indirect relationship with TSA.

TSA reiterates its commitment to provide, in a timely manner, the appropriate information to shareholders and the market whenever there is any material act or fact.

Rio de Janeiro, November 23, 2021.

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

[1] https://www.gruppotim.it/en/press-archive/corporate/2021/PR-BoD-TIM-21112021-ENG.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 23, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer